1-K/A Annual Report for Fiscal Year Ended December 31, 2021

(Amendment No. 1)

RealyInvest NNN, LLC

Commission File No. 024-11345

An LLC in the jurisdiction of Delaware

EIN No. 85-0561293

Class of Securities: Membership Interests

2000 PGA Blvd, Suite 4440, Palm Beach Gardens, FL 33408

954-871-5475

We make statements in this Annual Report on Form 1-K (“Annual Report”) of RealyInvest NNN, LLC (the “Company,” “we”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Management’s discussion and analysis of the Company’s financial condition and results of operations are based upon our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

Explanatory Note: This Amendment No. 1 to the Annual Report on Form 1-K is being filed to restate its financial statements that were erroneously filed prior to the completion of our Independent Audit. This filing includes the correct, Independent Auditors’ Report dated May 4, 2022.

PART II
Item 1. Business

Overview

The Company was created for the sole purpose of providing broad access to direct investment in institutional quality commercial real estate properties that are leased or leasable to well-known corporate tenants. Our management team has been an active investor in commercial properties for over twelve years.  The Company will offer each Underlying Property through Shares in a particular Series.  Investors may invest relatively small amounts in these assets with the objective of providing investors with consistently positive returns and capital preservation.  The

Company wants to provide this opportunity to anybody who wants to participate, with a target focus on younger investors who want to begin investing in real estate at a smaller entrance point and are looking for alternatives to traditional investing. Furthermore, the Company wants to provide these investors with the chance to learn about real estate investing and diversify their investments into this asset class.

Investors will invest through the RealyInvest TM Platform, which is available on the RealyInvest mobile application. Through the Platform investors will be able to view, research and invest in commercial real estate properties. Once investors sign up to invest they will have access to an online dashboard which will provide details regarding the offered assets and allow for account management.

The Company will buy value-added properties, specifically commercial properties with existing triple-net or double-net leases for the best possible market price, thereby giving the Series an instant competitive advantage before they even begin to implement its management expertise. A potential investor should note that the above criteria is subject to change according to market conditions. Pending qualification of this Offering, the Company hopes to acquire its first property or interest in the first or second quarter of 2021.  Some investment opportunities will be income producing immediately or require minimal renovation while others could require renovations prior to being suitable for lease.

Business of the Company

The Shares represent an investment in a particular Series and thus indirectly the Underlying Property and do not represent an investment in the Company or the Manager generally.  We do not anticipate that any Series will own any assets other than the Underlying Property associated with such Series.  However, we expect that the operations of the Company, including the issuance of additional Series of Shares and their acquisition of additional assets, will benefit Investors by enabling each Series to benefit from economies of scale.

Through the various Series, the Company will invest in Underlying Properties that will represent ownership in individual commercial properties which are subject to double net (“NN”) or triple net (“NNN”) leases to single corporate tenants. Tenants will be either credit-rated public companies such as McDonald’s, Starbucks, and AT&T, or highly regarded private credit companies such as Chick-Fil-A, WaWa, or K-Mac Enterprises (a corporate Taco Bell Franchisee that operates over 200 stores).

In the commercial real estate world, NNN leases are generally long-term in duration (between 10-20 years), stable, and specify rent increases over the term of the lease or for each option period. NNN tenants are responsible for maintenance and upkeep on the building and property as well as property taxes. NN leases are nearly identical, but may require landlords to provide certain maintenance items, such as the roof of the building, HVAC or parking lots, for example.  Properties sold as NN leases usually include a warranty from a third party provider to maintain such items to a minimum standard. The Manager would only consider NN properties with such a warranty in place.  It is also the policy of the Manager to only acquire properties with the longest lease duration—as close to full term as possible. These kinds of commercial properties NN- and NNN-leased to corporate tenants tend to be more stable over the term of the lease than other tenants. They have long been a favored investment vehicle for wealthy, accredited investors seeking stability, predictable rental income, predictable yield and potential appreciation. Underlying Properties will be selected by the Manager, in favorable locations with brand name tenants.

The Program

Through the offering of Shares in each Series, the Company is offering fractional equity ownership in these desirable leased properties. The Manager will use its experience and network to scrutinize the national real estate market and acquire leased properties. The properties will be acquired by the related Property Subsidiary prior to each offering using funds provided under the revolving line of credit (“Credit Facility”) provided by Realy Finance, LLC (“Finance”), an affiliated entity owned by Holdings, and through short term debt financing provided by third parties.

Offerings of the Underlying Properties through an investment in Shares in the respective Series offered through the Platform, with additional information available on the website, www.realyinvest.com.  Invested funds are held in escrow by the escrow agent on behalf of the investor until the closing of the offering of those Series Shares. The Transfer Agent will maintain the capital structure for each Series.

Investors monitor their portfolio of shares and rental income via the Platform. They receive monthly rental income from their investments via ACH into their bank accounts. Investors receive annual tax forms and related communications electronically, via the mobile application or email.

The amount of potential returns on investment may be greater when investors hold their shares over the long term and reinvest their dividends, however, no assurances can be made with regards to any investment. At the end of a lease, RealyInvest will either renew the lease with the existing tenant, re-lease to a new long-term corporate tenant, or sell the Underlying Property, whichever is most beneficial to the Members.  Any real estate commissions received on the buy side will be retained to offset commissions paid on the sell side.

The program is designed so that short term investors can potentially receive a stable, healthy return and long term investors can reinvest dividends and share in potential appreciation over time—thus potentially enhancing their total return. We plan to offer an IRA program and other premium programs, including a family program, as markets demand. New assets and Series will be added as investor metrics indicate demand. Each new Series will reserve approximately 33% equity for members of the Platform which have previously subscribed and 67% equity for new investors depending on demand profile.

These types of assets are generally not correlated with stock market risk and can be a good part of even a modest, diversified portfolio.

The RealyInvest Platform will charge a monthly ongoing membership fee of $1.99, commencing upon a members first investment. RealyInvest may offer premium memberships that will offer additional services and charge a higher monthly membership fee of up to $10.00, as well as retirement accounts for an estimated $10 per month.

Our objective is to become the leading marketplace for investing in single tenant NN or NNN properties and, through the Platform, to provide Investors with financial returns commensurate with returns in the Asset Class, to enable deeper and more meaningful participation by investors, and to manage the Underlying Properties in a manner that provides exemplary management of the assets and offers potential returns for Investors.

We intend to treat each Series as a separate business entity for U.S. federal income tax purposes and the series LLC organization as a non-entity for U.S. federal income tax purposes. The NNN-1 Series has been organized and intends to operate in a manner that will enable it to qualify as a REIT for U.S. federal income tax purposes.

Underlying Properties

Underlying Properties will be exclusively single-tenant commercial real estate assets, land and building which are leased to corporate tenants under a double net (NN) or triple net (NNN) lease. Typical NN- or NNN-lease tenants may include companies or franchisees such as Starbucks, McDonald’s, AT&T and FedEx. Further discussion of these kinds of properties can be found in the Company’s offering circular.

Market

The Underlying Properties will be exclusively NN- and NNN-leased, single-tenant occupied properties. Example tenants may include companies such as Starbucks, McDonald’s and FedEx. These assets consist of properties with leases for either the ground and building or the ground upon which the tenant building is constructed (ground leases). In the latter case, the leaseholder owns the building as well as the ground at the end of the lease.

These properties exclusively entail leases that are in full legal effect with regular rent payments being made according to the terms of the fully agreed and binding lease. The original leases are usually between 10 to 20 years with scheduled rent increases and multiple extension options.  The properties require minimal landlord responsibilities (NNN leases) or limited landlord responsibilities (NN leases).

Developers commonly buy land and build a building, or they buy the land and the tenant builds the structure. The property and building with a secured lease is then often offered for sale to the investment community by the developer to those seeking a stable, conservative, long-term investment vehicle that pays steady rent and may appreciate in value over time.

The marketplace for NN- and NNN-leased properties is very active. On any given day hundreds of such properties are listed by many commercial real estate brokerage firms. Lease duration for these properties listed for sale ranges from full term (up to 20 years +) down to 1 or 2 years.

Wealthy investors have invested in NN and NNN investments for generations. The high price point has, heretofore, made them the exclusive province of the wealthy. Their credit rating and conservative, long-term nature, along with their above market yield, have made them highly desirable for wealthy individuals, families and family offices.

The market to buy and sell these assets is robust. Portals dedicated to commercial real estate such as Co-Star and Loopnet have special sections for NN- and NNN-leased properties. Innovative and disruptive online services, such as the Commercial Real Estate Exchange or Crexi, list such types of properties by the hundreds.

National and regional conventions offered by real estate professionals, such as the International Council of Shopping Centers (ICSC) meet regularly across many regions and nationally and draw brokers, agents, tenant representatives and investing public by the thousands.

Competition

Although the Company’s business model is unique in that it is offering fractional ownership in specific assets, real estate investing and real estate crowdfunding is not unique and there is significant competition for both investors, but also the Underlying Properties, which the Company securitizes through its offerings, from many different market participants, including other crowdfunding platforms, REITS, investment firms, institutional investors and private investors and operators.

In the real estate space itself, there are major real estate platforms, such as Groundfloor, Realty Mogul, Realty Shares, Roofstock, Patch of Land, and Fundrise.  All of these groups allow investors to invest in a single asset, through either debt or equity financing.  Groundfloor and Fundrise offer REIT type structures, which allow investors to invest in a portfolio of real estate assets.  Realty Mogul provides equity real estate investment opportunities for mid to large projects but exclusively serves accredited investors. Fundrise provides equity, debt and REIT investment opportunities in real estate and serves both accredited and unaccredited investors, but focuses on mid-tier developers doing seven to eight figure projects.

In addition, we face indirect competition from investments platforms such as Acorns and Robinhood Financial and other investment platforms that allow investors to invest small amounts into portfolios of equity investments.  Although these platforms do not provide real estate investment opportunities, they target younger investors and smaller investment amounts, similar to the strategy of the Company. Stash is a mobile app with an educational bent that offers fractional share ownership of ETFs, including a REIT fund.

In general, we face competition from real estate investment institutions, such as investment companies, private equity funds, REITS, developers and private investors. The commercial market for real estate in general and NNN and NN leased commercial properties in particular is competitive and rapidly changing.

We expect competition to persist and intensify in the future, which could harm the Company’s ability to increase volume on the RealyInvest Platform. If the RealyInvest financing model achieves broad success, additional competitors are likely to enter the market. The crowdfunding provisions enacted in Title III of the JOBS Act and the Regulation “A+” provisions enacted in Title IV of the JOBS Act are likely to lower the barriers to entry for financial services platforms and may draw a significant number of competitors into the marketplace.

Increased competition could result in reduced volumes, reduced fees or the failure of the Platform to achieve or maintain more widespread market acceptance, any of which could harm our business. If any of the principal competitors or any major financial institution decided to compete vigorously for our customers, our ability to compete effectively could be significantly compromised and our operating results could be harmed. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we have available and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Our competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships. These competitors may be better able to develop new products, to respond more quickly to new technologies and to undertake more extensive marketing campaigns. Our industry is driven by constant innovation. If we are unable to stay competitive and innovative, the demand for the products and services we offer through the Platform could stagnate or substantially decline.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

RealyInvest NNN LLC was qualified by the United States SEC in September 2021. In September 2021 the Company acquired a Starbucks Cafe, land and building NN-leased to Starbucks Corporation, located at 703 Pike St., Marietta, OH, with 9.5 years remaining on the 10-year initial term lease at the time of closing. This property was purchased for $1,971,200, and was financed 100% by Realy Finance, LLC.

In October 2021 a Series of RealyInvest NNN LLC was formed as Series NNN-1 (the “Series LLC”), according to the Company’s business structure as detailed in our offering circular.  The Property ownership was transferred to the Series LLC. The Starbucks Corporation has been paying rent to the Series LLC according to the terms of the lease since the property closed. The Series LLC pays CAM, Insurance and Property Tax according to the terms of the lease, under direction of the Manager.

Realy Finance agreed to forgive all interest owed on the property until 2% of shares are sold. These funds have been reserved as working capital. In 2021 and Q1 2022, the Series LLC paid State Notice/Blue Sky Filings and registration fees for the offering from these funds, as well as other working operating expenses of the Company.

The Manager has been engaged in finalizing the financial, offering and other materials for offering Shares in the Company’s Series, as well as managing the property.

The Company anticipates sales of shares will meet the 2% threshold set by RealyFinance in Q3 of 2022, after the offering Platform is fully optimized. After the 2% threshold of shares sold is met, interest will be paid regularly to Realy Finance. As shares are sold, a portion of rental income will be paid monthly as dividends to shareholders. At the time of this filing, no shares have been sold and no additional properties have been acquired.

Results of Operations

Year Ended December 31, 2021 and the period from March 17, 2020 (inception) to December 31, 2020

The following table sets forth key components of our results of operations during the year ended December 31, 2021 and the period from March 17, 2020 (inception) to December 31, 2020, in dollars.

	Year Ended December 31, 2021	Period Ended December 31, 2020
	Amount	Amount
Revenues	$30,381	$0
Operating expenses
Depreciation	9,984	0
Operating (including reimbursable)	2,980	0
General and Administrative	489	0
Total operating expenses	13,453	0
Net income	$16,928	$0

Revenues. We generate revenues from lease payments. The Starbucks Corporation’s monthly payments (as specified in the lease) includes monthly payments of $8,624 for three months plus reimbursable expenses of $2,980.  Our total revenues were $30,381 for the year ended December 31, 2021 as compared to $0 for the period from March 17, 2020 through December 31, 2020 an increase of $30,381.  Such increase was due to the acquisition of the property.

Depreciation. Depreciation for the year ended December 31, 2021 was $9,984 as compared to $0 for the period from March 17, 2020 through December 31, 2020 an increase of $9,984.  Such increase was due to the acquisition of the property.

Operating (including reimbursable). Our operating expenses increased by $2,980 for the year ended December 31, 2021, to $2,980, as compared to $0 for the period from March 17, 2020 through December 31, 2020.  Such increase was due to the acquisition of the property.

General and administrative expenses. Our general and administrative expenses will include overhead, legal, regulatory, government relations, and similar expenses. Our general and administrative expenses increased by $489 to $489 for the year ended December 31, 2021.  Such increase was due costs associated with the acquisition of the property.

Net income. As a result of the cumulative effect of the factors described above, our net income increased by $16,928 to $16,928 for the year ended December 31, 2021 from $0 for the period from March 17, 2020 through December 31, 2020.  Such increase was due to rental income generated from the acquisition of the property.

Liquidity and Capital Resources

Historically, our sources of cash have included cash generated from revenues and loans. Our historical cash outflows have primarily been associated with cash used for operating activities and other working capital needs.  We intend to fund our operations through increased revenue from operations, debt and the remaining capital raised through our offering.

Summary of Cash Flows for the Year Ended December 31, 2021 and the period from March 17, 2020 (Inception) through December 31, 2020.

As of December 31, 2021, we had approximately $58,283 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Year ended December 31, 2021	Period Ended December 31, 2020
Net cash from operating activities	43,136	0
Net cash used in investing activities	(1,959,948)	0
Net cash provided by financing activities	1,973,093	2,002
Net increase in cash and cash equivalents	56,281	2,002
Cash and cash equivalents at beginning of period	2,002	0
Cash and cash equivalent at end of period	$58,283	$2,002

Net cash used in operating activities was $43,136 for the year ended December 31, 2021, as compared to $0 for the period from March 17, 2020 through December 31, 2020. The principal use of cash in operating activities was legal, accounting and regulatory fees. Net cash used in investing activities was $1,959,948 for the year ended December 31, 2021 as compared to $0 for the period from March 17, 2020 through December 31, 2020 mainly due to an increase in capital expenditures.  Net cash provided by financing activities for the year ended December 31, 2021 was $1,973,093, as compared to $2,002 for the period from March 17, 2020 through December 31, 2020.

Issuances Notes

On July 20, 2021, the Company entered into a convertible promissory note in favor of Realy Finance, LLC, in which the Company received $1,976,910.25. This note has a maturity date of September 20, 2031.

Plan of Operations and Milestones

We believe that if we receive $100,000 in proceeds from the offering these funds will satisfy our cash requirements to implement our plan of operations through December 31, 2022.  The Company plans to continue using cash from debt and equity financings, including this Offering, and cash from leases.  It is not entirely dependent upon the proceeds of this Offering to continue operations but anticipates that a successful Offering will reduce the Company’s need to raise future debt capital to continue its expansion into new product lines.

Capital Expenditures

During the fiscal year ended December 31, 2021 and the period from March 17, 2020 through December 31, 2020, the Company, through the Series LLC, purchased the property.

Contractual Obligations

We have contractual obligations which are recorded as liabilities in our Consolidated financial statements, including long- and short-term debt.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of operating results and financial condition are based upon our financial statements included elsewhere in this offering circular. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective, or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our financial statements. We believe that the critical accounting policies are the most difficult management decisions, as they involve the use of significant estimates and assumptions as described above. For a complete summary of our significant accounting policies, see the notes to the financial statements included elsewhere in this offering circular.

Item 3. Directors and Officers

Management

The Manager of the Company is RealyInvest, LLC, a Florida limited liability company ("Manager") formed on May 14, 2017. The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy.  Holdings, the sole member of the Manager, has established a Manager that will make decisions with respect to all asset acquisitions, dispositions and maintenance schedules, with guidance from the Advisory Board, if any.  The Manager and the officers and directors of Holdings are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.  The Manager is responsible for determining maintenance required in order to maintain or improve the asset’s quality, determining how to monetize the Underlying Properties at Membership Experience Programs in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of a Series.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager.  The Manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled.

Executive Officers, Directors and Key Employees of the Manager

The following individuals constitute the Manager, executive management and significant employees of the Property Manager, the sole member of the Manager:

Name	Age	Position	Term of Office (Beginning)
Jeffrey S. Beebe	68	Chief Executive Officer, Director	12/20/2019
Susan Beebe	50	Chief Marketing Officer, Director	12/20/2019

Biographical information regarding the above individuals can be found in our offering circular.

Item 4. Security Ownership of Management and Certain Securityholders

At the Closing of each Offering, the Manager or an affiliate will own at least 1% of the Shares acquired on the same terms as the other Investors.  As of December 31, 2021, the Company has not sold any Shares and therefore the Series LLC is currently owned 100% by the Manager.

The following table sets forth, as of April 29, 2022, information with respect to the beneficial ownership of our membership interest units before and after giving effect to this offering for (a) each person who is expected to be the beneficial owner of more than 5% of the outstanding units immediately following the completion of this offering, (b) our directors, director nominees and named executive officers and (c) our directors, director nominees and executive officers as a group.  Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within, or restricted units that will vest on or within, 60 days of April 29, 2022. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all units shown that they beneficially own, subject to community property laws, where applicable. Unless otherwise indicated, the address of each named person is c/o RealyInvest, LLC 2000 PGA Blvd, Suite 4440, Palm Beach Gardens, FL 33408.

			% Total
	Common Shares(2)		Voting
Name of Beneficial Owner	Shares	%	Power(3)
Named Executive Officers and
Directors
Jeffrey Beebe	49,280	50%	50%
Susan Beebe	49,280	50%	50%
Directors and Executive Officers as a Group (2 Persons)		100%	100%

(1)Includes Shares, options to purchase Shares and warrants.

(2)Based on 98,560 total Shares issued and outstanding as of April 29, 2022.

(3)Shares owned through RealyInvest, LLC.

Item 5. Interest of Management and Others in Certain Transactions

RealyInvest NNN, LLC received $19,300 in consulting fees regarding the purchase of the Marietta, Ohio property. These fees were retained for working capital.

Item 6. Other Information

There is no further information to report at this time.

Item 7. Financials with Index

INDEX TO THE FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2

Consolidated Statements of Financial Condition
as of December 31, 2021 and 2020	F-4

Consolidated Statements of Operations and Member’s Equity
for the year ended December 31, 2021 and for the period
from March 17, 2020 (Inception) to December 31, 2020	F-5

Consolidated Statements of Cash Flows for the year ended
December 31, 2021 and for the period from
March 17, 2020 (Inception) to December 31, 2020	F-6

Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

To the Members and Management

REALYINVEST NNN LLC

Opinion

We have audited the accompanying consolidated financial statements of REALYINVEST NNN LLC (the “Company”) (a Delaware LLC), which comprise the consolidated statements of financial condition as of December 31, 2021 and 2020, and the related consolidated statements of operations and members’ equity, and of cash flows for the year ended December 31, 2021, and for the period from March 17, 2020 (Inception) through December 31, 2020, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of REALYINVEST NNN LLC as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the year ended December 31, 2021, and for the period from March 17, 2020 (Inception) through December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1, the Company restated its financial statements for the year ended December 31, 2021.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

May 4, 2022

REALYINVEST NNN, LLC

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
	(as restated)
ASSETS

Real estate held for investment,
net of accumulated depreciation
of $9,984	$ 1,949,964	$ -0-

Cash	58,283	2,002

Total assets	$ 2,008,247	$ 2,002

LIABILITIES AND MEMBER’S EQUITY

Advances from related party	$ 1,975,095	$ 2,002
Deferred credits	16,224	-0-
Total liabilities	1,991,319	2,002

Commitments and contingencies (Note 4)

Member’s Equity (Note 5)	16,928	-0-

Total liabilities and member’s equity	$ 2,008,247	$ 2,002

See accompanying notes to the consolidated financial statements.

REALYINVEST NNN, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND MEMBER’S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021 AND

THE PERIOD FROM MARCH 17, 2020 (INCEPTION)

TO DECEMBER 31, 2020

	2021	2020
	(as restated)

Revenues
Rental (including reimbursable)	$ 30,381	$ -0-

Operating Expenses
Depreciation	9,984	-0-
Operating (including reimbursable)	2,980	-0-
General and administrative	489	-0-

Total operating expenses	13,453	-0-

Net income	16,928	-0-

Member’s equity, beginning of period	-0-	-0-

Member’s equity, end of period	$ 16,928	$ -0-

See accompanying notes to the consolidated financial statements.

REALYINVEST NNN, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021 AND

THE PERIOD FROM MARCH 17, 2020 (INCEPTION)

TO DECEMBER 31, 2020

	2021	2020
	(as restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 16,928	$ -0-
Adjustment to net income
Depreciation	9,984	-0-
Changes to assets and liabilities
Deferred credits	16,224	-0-

Net cash flows provided by
operating activities	43,136	-0-

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in real estate	(1,959,948)	-0-

Net cash flows used in
investing activities	(1,959,948)	-0-

CASH FLOWS FROM FINANCING ACTIVITIES

Advances from related party	2,003,387	7,700
Repayment of advances from related party	(30,294)	(5,698)

Net cash flows provided by
financing activities	1,973,093	2,002

Increase in cash	56,281	2,002

Cash, beginning of period	2,002	-0-

Cash, end of period	$ 58,283	$ 2,002

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -0-	$ -0-

Cash paid for income taxes	$ -0-	$ -0-

See accompanying notes to the consolidated financial statements.

REALYINVEST NNN, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  ORGANIZATION AND NATURE OF OPERATIONS

RealyInvest NNN, LLC (the “Company”) was formed on March 17, 2020, as a Delaware series limited liability company.  The Company’s headquarters are located in Palm Beach Gardens, Florida.  During 2021, the Company formed Series NNN-1 which acquired a real estate investment (See Note 3).  The Company intends to offer membership interests in this series to raise up to $2,000,000 under Tier 2 of Regulation A.  No underwriter has been engaged in connection with this offering of membership interests.  The Company intends to distribute all offerings of membership interests through the RealyInvest platform to primarily individual non-accredited investors.  The RealyInvest platform is owned and operated by RealyInvest, Inc. (RII).  RII is owned by RealyInvest Holdings, Inc. (Holdings).  RealyInvest, LLC (Manager), a single member entity owned by Holdings, is the manager of the Company and each series to be organized thereunder.

Series NNN-1 has relied on advances on a credit facility provided by Realy Finance, LLC, a single member entity owned by Holdings (See Note 5).  Series NNN-1 has used advances on this credit facility to acquire a single commercial real estate property that is subject to a long-term existing triple net lease to a single corporate tenant.  Series NNN-1 will then conduct the offering of membership interests as discussed above.  The proceeds from the offering of membership interests in Series NNN-1 will be utilized to repay advances on the credit facility.  See Note 3 for additional terms of credit facility.  Thereafter, Series NNN-1 will collect rents, maintain the property, service debts and pay dividends.

Subsequent to the offering of membership interests in Series NNN-1, the Company may establish additional Series and offer membership interests in the new Series with the intent of acquiring a single commercial real estate property for that Series.

The Company has restated its financial statements, as the Company inadvertently filed financial statements for the year ended December 31, 2021, that were incomplete.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management’s Plans

We recently commenced operations and we borrowed significant funds to acquire our first property.  Amounts borrowed were provided by a related entity pursuant to the terms of a credit facility.  We may not be able to fully repay this credit facility unless we raise the offering amount of at least $2,000,000.

REALYINVEST NNN, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Going Concern and Management’s Plans (Continued)

We expect to complete an equity offering during 2022. In the meantime, the related party intends to fund the Company’s operations.  We believe that going concern considerations have been alleviated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP).  The Company’s financial statements are presented on a non-classified balance sheet since expected primary operating assets and liabilities will be non-current.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of RealyInvest NNN, LLC and Series NNN-1 after elimination of all material intercompany balances and transactions.  RealyInvest NNN, LLC and Series NNN-1 are under common control.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.  There are three levels of inputs that may be used to measure fair value:

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2Include other inputs that are directly or indirectly observable in the marketplace.

Level 3Unobservable inputs which are supported by little or no market activity.

REALYINVEST NNN, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments (Continued)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near future.

Risks and Uncertainties

The Company has no operating history and has not generated revenue or commenced operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire commercial real estate, the availability of suitable real estate properties to acquire, and changes to regulations and laws. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life.

REALYINVEST NNN, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment (Continued)

Leasehold improvements are depreciated over the shorter of useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements: 39 years.) We continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment”. Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce its carrying value to its estimated fair value.

Real Estate Held for Sale

We may classify a real estate asset as held for sale. An asset is classified as held for sale after the approval of the Company’s management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

REALYINVEST NNN, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Real Estate Held for Sale (Continued)

A real estate asset held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition of a property such as costs of acquiring the property and related costs such as professional fees.  After determination is made to capitalize a cost, it is then allocated to components of the property.

Revenue Recognition

The Company has adopted ASC Topic 606, “Revenue from Contracts with Customers”, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. This standard requires the Company to recognize, for certain of its revenue sources, the transfer of promised goods or services to customers in an amount that reflects the consideration the Company is entitled to in exchange for those goods or services.

Income Taxes

The Company for 2022 will elect to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended.  The Company believes that it will qualify as a REIT. Under the REIT operating structure, the Company is permitted to deduct dividends paid to our members in determining our taxable income.  Assuming dividends equal or exceed taxable net income, the Company generally will not be required to pay federal corporate income taxes on such income.  The Company intends to pay dividends sufficient to avoid federal income taxes.  Depending on the location of owned properties a Series may incur state, local and franchise income taxes.

For 2021 the Company’s taxable income will be reported by its sole member RealyInvest LLC.  Any tax liability incurred will be paid by RealyInvest LLC.  The Company is subject to audit since inception and has not taken any uncertain tax positions.

REALYINVEST NNN, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

Subsequent to the balance sheet date, the Company maintains its cash with a bank located in the United States of America and believes it to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Offering Costs

The Company will capitalize costs incurred related to its Offering and will offset the proceeds from the sale of equity. In the event the Offering is unsuccessful, such costs will be expensed. During the period, the Company expensed $0.  Manager and Holdings have agreed to pay and not be reimbursed for offering costs.  See Note 3.

COVID-19 Pandemic

The COVID-19 pandemic and the measures taken to limit its spread are negatively impacting the economy across many industries, possibly including the industries in which some of our future tenants may operate. These impacts may continue and increase in severity as the duration of the pandemic lengthens, which may, in turn, adversely impact the fair value estimates of commercial real estate and necessitate the recording of impairments.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

REALYINVEST NNN, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: REAL ESTATE HELD FOR INVESTMENT

During 2021, the Company acquired its first real estate investment at a cost of $1,959,948.  Real estate held for investment as reported in the statement of financial condition consists of (as restated):

Land	$ 625,250
Building and property improvements	1,334,698
Cost of real estate investment	1,959,948
Accumulated depreciation	(9,984)
Real estate held for investment,
net of accumulated depreciation	$ 1,949,964

Furniture, fixtures and equipment and other personal tangible property located on the property premises are owned by the tenant (See Note 4).

NOTE 4: LEASE OF REAL ESTATE HELD FOR INVESTMENT

Real estate held for investment acquired in 2021 is subject to a triple net lease to a single tenant, Starbucks Corporation.  The base lease term is for ten years which began November 2020.  A summary of future noncancelable lease payments expected under the terms of this lease for the base term for the next five years and thereafter follows:

2022	$ 103,488
2023	103,488
2024	103,488
2025	103,488
2026	112,112
Thereafter	474,316

Total	$ 1,000,380

Subsequent to the base lease term, the lease provides the tenant with four consecutive five-year term options to continue to lease the property.

REALYINVEST NNN, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: RELATED PARTY TRANSACTIONS

Realy Holdings, Inc. (Holdings) together with its wholly-owned subsidiaries, RealyInvest, Inc. (RII), Realy Finance, LLC (Finance), and RealyInvest, LLC (Manager) provides administrative, financial and management services to the Company, Series and members.

RII owns and operates the RealyInvest Platform which includes a mobile app-based platform and website platform through which investors can invest in individual Series of the Company.  The sale of membership interests in any Series of the Company are facilitated through the RealyInvest Platform.  RII nor any other party shall receive any fees or other compensation related to the sale of membership interests in Series of the Company.  RII will charge users of the platform $2 per month.

Finance has provided advances under a credit facility secured by real estate owned by Series NNN-1 of the Company.  The credit facility was intended to bear interest at a rate equated to the yield rate on such real estate commencing on the date when Series NNN-1 begins to collect proceeds from the offering of membership interests.  Until such time when Series NNN-1 begins to collect proceeds from the offering of membership interests, Finance will not charge interest under its credit facility.

Once Series NNN-1 begins to collect proceeds from the offering of membership interests it will use such proceeds repay advances on the credit facility.  Interest will be payable monthly.  Any remaining balance owing on the credit facility can be converted to membership interests in the Series or carried as debt at the discretion of Finance.

Manager will provide administrative and property management services to the Company and its Series. As compensation for its services the Manager will collect ongoing fees from members.

Manager and Holdings have agreed to pay and not be reimbursed for offering expenses and operating expenses incurred prior to the closing date of the purchase of a commercial real estate property by Series NNN-1.

REALYINVEST NNN, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7: MEMBER’S EQUITY

The Company’s Operating Agreement provides that members are associated with individual series.  As of December 31, 2021, no membership interests have been issued.  As discussed in Note 1 the Company has formed Series NNN-1 and will offer membership interests in that series.  Holders of Series NNN-1 membership interests will enjoy beneficial ownership of only that series.  The Company may establish additional series and offer membership interests to raise funds.

The Company intends to pay monthly dividends to the members of each series.  The dividends to be paid to series members will be based on available net cash flow of each series.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after December 31, 2021, the balance sheet date through May 4, 2022, the issuance date of these financial statements.

There have been no other material events or transactions during this time which would have a material effect on the financial statements, other than what has been reported in the Company’s financial statements.

Item 8.

INDEX OF EXHIBITS

Exhibit 3.1 –	Certificate of Formation for RealyInvest NNN, LLC *
Exhibit 3.2 –	Operating Agreement for RealyInvest NNN, LLC *
Exhibit 3.3 –	Certificate of Formation for RealyInvest, LLC *
Exhibit 3.4 –	Operating Agreement for RealyInvest, LLC *
Exhibit 3.5 –	Form of Series Designation *
Exhibit 4.1 –	Terms of Purchase *
Exhibit 6.1 –	Revolving Credit Agreement *
Exhibit 6.2 -	Mobile Application User Agreement *
Exhibit 6.3 -	Terms of Use and Privacy Policy *
Exhibit 6.4	Letter of Intent*
Exhibit 6.5	Purchase and Sale Agreement*

* Previously filed

** Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALYINVEST NNN, LLC

REALYINVEST, LLC

By: Realy Holdings, Inc., its managing member

By: /s/ Jeffrey S. Beebe

Name: Jeffrey S. Beebe, Chief Executive Officer

Date: 05/04/2022

By: /s/ Jeffrey S. Beebe

Name: Jeffrey S. Beebe, Principal Financial Officer

Date: 05/04/2022

By: /s/ Jeffrey S. Beebe

Jeffrey S. Beebe, Principal Accounting Officer

Date: 05/04/2022